November 3, 2009
Mr. H. Roger Schwall
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-4628

Re:	Kiwa Bio-Tech Products Group Corporation
Preliminary Proxy Statement, Amendment No. 1
Filed September 25, 2009
Form 10-K/A for the Fiscal year Ended December 31, 2008
Filed September 25, 2009
Form 10-Q/A for the Fiscal Quarter Ended March 31, 2009
File September 25, 2009
Form 10-Q/A for the Fiscal Quarter Ended June 30, 2009
File September 25, 2009
Response Letter Dated September 24, 2009
File No. 0-33167

Dear Mr. Schwall:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Kiwa Bio-Tech Products Group Corporation (the “Company”) dated October 23, 2009.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Preliminary Proxy Statement, Amendment No. 1 Filed September 25, 2009

1.
We note your response to our prior comment 10 and reissue the comment. We note that the disclosure in your Preliminary Proxy Statement is inconsistent with the disclosure in your Form 10-K/A for the fiscal year ended December 31, 2008. For example, you have omitted the Outstanding Equity Award at Fiscal Year-End table from the Preliminary Proxy Statement, and you have included different individuals in the Option Exercises and Stock Vested Table. Please revise.

Response: We have revised the Preliminary Proxy Statement as requested. The information regarding executive compensation as stated in the revised Preliminary Proxy Statement is consistent with the From 10-K/A for the fiscal year ended December 31, 2008 filed on September 25, 2009.

2.
We note your response to our prior comment 11 and reissue the comment. Please review Instruction 1 to Item 402(m)(2), and note especially that the determination of named executive officers is not based merely on salary and bonus, but instead is based on the total compensation, reduced as described in Instruction 1.

Response: For the fiscal year ended December 31, 2008, the total compensation received by our officers consists only of salary and bonus.  Therefore, the determination of named executive officers is based on total compensation pursuant to Instruction 1 to Item 402(m)(2) of Regulation S-K. We have revised the Preliminary Proxy Statement as requested and we will comply with this request on our annual reports going forward.

3.
We note that your response to our prior comment 13 and reissue the comment. We not that the relevant language does not appear to have been revised in the From 10-K/A for the fiscal year ended December 31, 2008, and corresponding language appears to be missing from the Preliminary Proxy Statement. Please revise.

Response: Our officers are entitled to severance payment equal to three months’ salary in the event of a termination of employment without cause. We have revised the Preliminary Proxy Statement to include information regarding employment agreements with our officers and severance arrangements and we will comply with this request on our annual reports going forward.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not asset staff comments as s defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned.

Very truly yours,
/s/ Wei Li
Wei Li, Chief Executive Officer